UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Haoxi Health Technology Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China on July 6, 2026 at 9:30AM Eastern Time. Shareholders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 472,049 out of a total of 1,904,632 Class A Ordinary Shares issued and outstanding, and holders of 317,897 out of a total of 317,897 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy. More than one-third (1/3) of the Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class, entitled to vote at the EGM are represented in person or by proxy, and a quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The vote on the special resolution was as follows:

that subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$35,200,000,000,000 divided into 100,000,000,000,000 Class A Ordinary Shares of par value US$0.32 each and 10,000,000,000,000 Class B Ordinary Shares of par value US$0.32 each to US$11,000,000 divided into 100,000,000,000,000 Class A Ordinary Shares of par value US$0.0000001 each and 10,000,000,000,000 Class B Ordinary Shares of par value US$0.0000001 each by the taking of the following steps (together, the “Share Capital Reduction”):

(a)	the par value of each issued and outstanding Class A Ordinary Share of par value US$0.32 each and each issued and outstanding Class B Ordinary Share of par value US$0.32 each in the share capital of the Company being reduced to US$0.0000001 by cancelling US$0.3199999 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of par value US$0.32 each and Class B Ordinary Shares of par value US$0.32 each (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.0000001 following the Capital Reduction;

(b)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately following the Capital Reduction:

(i)	each authorized but unissued Class A Ordinary Share of par value US$0.32 being subdivided into 3,200,000 Class A Ordinary Shares of par value US$0.0000001 each; and

(ii)	each authorized but unissued Class B Ordinary Share of par value US$0.32 being subdivided into 3,200,000 Class B Ordinary Shares of par value US$0.0000001 each (the “Subdivision”); and

(d)	immediately following the Subdivision, the authorized share capital of the Company being altered by the cancellation of such number of unissued Class A Ordinary Shares of par value US$0.0000001 and unissued Class B Ordinary Shares of par value US$0.0000001 that will result in the Company having authorized share capital of US$11,000,000 divided into 100,000,000,000,000 Class A Ordinary Shares of par value US$0.0000001 each and 10,000,000,000,000 Class B Ordinary Shares of par value US$0.0000001 each (the “Share Capital Reduction Proposal”).

For	Against	Abstain
10,000,995	7,952	12

Accordingly, the Share Capital Reduction has been approved.

2.	The vote on the special resolution, that subject to and immediately following the Share Capital Reduction being effected, the Company adopt ninth amended and restated memorandum and articles of association in the form attached to the notice of meeting as Annex A (the “Ninth Amended M&AA”), in substitution for, and to the exclusion of, the Company’s eighth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction (the “Adoption of the Ninth Amended M&AA Proposal”) was as follows:

For	Against	Abstain
10,001,225	7,690	44

Accordingly, the Ninth Amended M&AA has been approved and adopted.

3.	The vote on the ordinary resolution, the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies, if there are not sufficient votes at the time of the Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the “Adjournment”, and such proposal, the “Adjournment Proposal”) was as follows:

For	Against	Abstain
10,001,059	7,888	12

Accordingly, the Adjournment has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: July 6, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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